Mail Stop 3561

August 7, 2008

<u>Via Fax & U.S. Mail</u>

Mr. James A. Yost
Chief Financial Officer
4500 Dorr Street
Toledo, Ohio 43615

>   **Re: Dana Holding Corporation**
>   **Form 10-K for the year ended December 31, 2007**
>   **Filed March 14, 2008**
>   **File No. 001-01063**

Dear Mr. Yost:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

>   Sincerely,

>   Linda Cvrkel
>   Branch Chief

VIA FACSIMILE (419) 535-4544
Mr. James A. Yost
Chief Financial Officer